Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 5, 2024

VIA EDGAR TRANSMISSION

Alison White

Division of Investment Management

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust III (the “Trust”) Form N-14 File No. 333-282577

Dear Ms. White:

This correspondence responds to a comment the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 1, 2024, with respect to the Form N-14 Proxy Statement and Prospectus (the “N-14”) regarding the proposed reorganization of the The BeeHive Fund (“Target Fund”), a series of Forum Funds (“Forum”), into the The BeeHive ETF (“Acquiring Fund”), a newly created series of the Trust.

For your convenience, the comment has been reproduced with a response following thecomment. Capitalized terms not otherwise defined have the same meaning as in the filing.

1.	Please add a Q and A on why the reorganization was proposed in the first place. Was the BeeHive Fund losing assets and/or not attracting new ones, for example? Your prior response to this comment did not sufficiently address the Staff’s concerns.

Response: The Trust responds by making the requested revisions as provided to the Staff under separate cover.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC